Exhibit 4.3

30 May 2018

Strictly Private and Confidential	Gogarburn
Edinburgh EH12 1HQ

Sir Howard J Davies	Telephone: 0131 556 8555
Fax: 0131 626 3010
www.rbs.com

Dear Howard

This letter sets out the terms of your appointment as a non-executive director and Chairman of:

(1)  The Royal Bank of Scotland Group plc (company number SC045551) (“Group”) and National Westminster Bank Plc (company number 00929027) (“NatWest”) with effect from 14 July 2015 as a non-executive director, and from 1 September 2015 as Chairman;

(2)  NatWest Holdings Limited (company number 10142224) (“NWH”) with effect from 16 November 2016;

(3)  Ulster Bank Limited (company number R0000733) (“UBL”) with effect from 28 July 2017; and

(4)  The Royal Bank of Scotland plc (company number SC083026) (“RBS”) with effect from 27 April 2018,

(together the “Companies”).

The term of your appointment will commence on the aforementioned effective dates and extend to the conclusion of the Group’s next Annual General Meeting and thereafter will be subject to re-election as described below.  It is agreed that this is a contract for services and not a contract of employment.

1. Appointment

Your appointment is subject to the articles of association of the Companies and may be terminated on the written notice of either you or the Companies as described below.

You will be required to stand for re-election by shareholders at each Annual General Meeting of each of the Companies (as applicable).  Continuation of your appointment is also contingent on satisfactory performance and any relevant statutory provisions relating to the removal of a director.

2. Termination

Your appointment may be terminated by either you or any of the Companies giving written notice to the other, such notice to take immediate effect.

In the event that your re-election is not approved by shareholders, your appointment as director of all of the Companies will terminate automatically with immediate effect.

On termination of your appointment you shall, at the request of the Companies, resign as a director of each of the Companies.

No compensation or payment in lieu of notice will be payable upon termination of your appointment.

3. Time Commitment

You will devote such time as is necessary to fulfil your duties which include preparation for and attendance at the Board meetings of the Companies and committee meetings (as applicable), Annual General Meetings (as applicable) and any other General Meetings of the Companies and the annual Board strategy offsite.

As Chairman, you are expected to attend all of the Companies’ Board meetings and Committee meetings of which you are a member or attendee, including lunches and dinners unless you have a pressing reason for absence.  You will be expected to devote appropriate preparation time ahead of each meeting.

Overall we anticipate a time commitment of at least two thirds of your time with a clear understanding that in the event of need, the bank chairmanship role would have priority over any other business time commitment.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the requirements of your role.

4. Role

Your principal responsibilities and duties are set out in your role profile, as amended from time to time.  A copy of your role profile as at 30 May 2018 is attached.

As Chairman you are also a director and therefore have the same legal responsibilities to the Companies as any other director and you should have particular regard to the duties set out in the Companies Act 2006 (the “2006 Act”).  This includes the general duties of directors as set out in Part 10, Chapter 2 of the 2006 Act, including the duty to promote the success of the company:

“A director of a company must act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to:

(a)  the likely consequences of any decision in the long term,

(b)  the interests of the company’s employees,

(c)  the need to foster the company’s business relationships with suppliers, customers and others,

(d)  the impact of the company’s operations on the community and the environment,

(e)  the desirability of the company maintaining a reputation for high standards of business conduct, and

(f)   the need to act fairly as between members of the company.”

You will be required to exercise relevant powers in accordance with the Companies’ articles of association and in accordance with relevant policies in internal control frameworks.

5. Regulatory Requirements

Under the Senior Managers’ Regime, which was introduced to strengthen individual accountability in banking, certain non-executive director roles are classified as Senior Manager Functions and require prior regulatory approval. Other non-executive director positions must be notified to the regulator but do not require prior approval. Your role profile, as amended from time to time, will either (i) contain details of your Senior Manager Functions; or (ii) reflect your status as a Notified Non-executive Director.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB

It is a condition of your appointment that you comply with all applicable regulatory requirements, including but not limited to complying with the PRA and FCA Conduct Rules, as they apply from time to time.  Further details are available on request from the Chief Governance & Regulatory Officer and Board Counsel.

It is also a condition of your appointment that you remain fit and proper to perform the role of a non-executive director and any applicable Senior Manager Functions in line with the PRA and FCA’s regulatory requirements and that you report any matter that may impact your ongoing fitness and propriety promptly to the Companies and the PRA and FCA.

6. Remuneration

As Chairman you will be paid a fee of £750,000 per annum, which covers membership of the Boards of all five companies (the “Boards”) and any Board Committees on which you serve or which you attend.  Your remuneration will be reviewed annually and is disclosed in Group’s Report and Accounts.

You will be paid monthly and will be reimbursed for all reasonable and properly documented expenses you incur in performing your duties.

7. Healthcare

For the period of your appointment, private medical cover will be available on request to you and your spouse/partner, such cover to be subject to the terms of the Bank’s core cover arrangements for senior executives.  These may vary from time to time but currently provide “silver level” cover, provided through the RBS Healthcare Trust.

8. Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies and that you have disclosed all interests and, where applicable, declared any actual or potential conflicts of interest that are apparent at present.

The agreement of each Board must be sought before you accept any additional commitments that might affect the time you are able to devote to your role as Chairman of the Companies.  In particular, you must notify the Chief Governance & Regulatory Officer and Board Counsel as early as possible if you are contemplating any additional appointments.

Please note that there are regulatory limits imposed by the Capital Requirements Directive on the number of directorships you are able to hold. These limits are a total of either (1) one executive and two non-executive positions; or (2) four non-executive director positions, in both cases including your RBS roles. Directorships in organisations which do not pursue predominantly commercial objectives do not count; and executive or non-executive directorships within the same group of companies count as a single directorship.  The regulator may, at its discretion, grant a waiver to enable one additional non-executive position to be held.  The Chief Governance & Regulatory Officer and Board Counsel monitors compliance with these regulatory limits and will be happy to discuss your own situation with you.

In the event that you become aware of any actual or potential conflicts of interest (including any relevant interests in transactions or arrangements), these should be disclosed to the Chief Governance & Regulatory Officer and Board Counsel immediately.  This is to enable such conflicts to be authorised or noted, as applicable, by the relevant Board in accordance with the 2006 Act.

Further details are set out in the Group’s Conflicts of Interest Policy, a copy of which is attached to this letter.

9. Confidentiality and return of and access to information

You acknowledge that all information acquired during your appointment is confidential to the Companies and should not be released, disclosed or communicated, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Boards.

You acknowledge the need to hold and retain the Companies’ information (in whatever format it is received) under appropriately secure conditions.

As a director, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

Upon termination of your appointment (for whatever reason), you shall deliver to the Companies all documents, records, papers or other property which may be in your possession or under your control, and which relate in any way to the business affairs of the Companies, and you shall not retain any copies thereof.

Please contact the Chief Governance & Regulatory Officer and Board Counsel if you subsequently require access to information.  The Companies will seek to accommodate all reasonable requests for information, subject to any legal or regulatory obligations or restrictions that may prohibit them from doing so.

10. Review Process

Your performance as Chairman will be subject to review annually as part of the Board evaluation exercise, which reviews the performance of individual directors, each Board as a whole and its Committees.  If, in the interim, there are any matters that cause you concern about your role, you should discuss them with the Senior Independent Director as soon as is appropriate.

11. Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of the Group against all costs and liabilities incurred by you in the execution of your duties.

In addition, the Group has in place directors’ and officers’ liability insurance.  It is intended to maintain such cover for the full term of your appointment.

12. Independent Professional Advice

Should a situation arise when you consider that you need to take independent professional advice in relation to your duties as a director, you should first discuss the situation with the Chief Governance & Regulatory Officer and Board Counsel. The reasonable costs of any independent advice obtained will be reimbursed by the Companies.

13. Dealing in Securities / Investments

As a director of the Companies, you are subject to the RBS Personal Account Dealing (‘PAD’) Policy and you cannot deal in RBS securities outside of certain scheduled ‘Open Windows’ (which are periods which coincide with the announcement of Group results) or at any time while you are in possession of ‘inside information’. RBS securities are broadly defined to include shares or debt instruments of an issuing entity, or derivatives or other financial instruments linked to any such shares or debts.

You and your ‘connected persons’ are also required to obtain permission before dealing on your ‘own account’ in RBS securities.  A copy of the PAD Policy has been provided to you along with further details of your obligations and the associated disclosure requirements.

14. Data Protection

The Companies will collect, hold and process various types of personal information about you in accordance with the Privacy Notice for Non-executive Directors, a copy of which is attached to this letter.

You shall at all times comply with the Privacy and Client Confidentiality policy, a copy of which is available on the intranet. A Company may change its policies at any time and will publish any changes on the intranet.

15. Governing Law

Your engagement with the Companies is governed by and shall be construed in accordance with the law of Scotland and your engagement shall be subject to the jurisdiction of the Scottish courts.

Please do not hesitate to contact me if you have any questions in relation to this letter.  This letter has been sent to you in duplicate.  Please sign and date both copies, retaining one copy for your records and returning the other to me at House G, RBS, PO Box 1000, Edinburgh, EH12 1HQ.

Yours sincerely

/s/ Aileen Taylor
Aileen Taylor
Chief Governance & Regulatory Officer and Board Counsel
For and on behalf of the Companies

/s/ Howard J Davies
Howard J Davies

Date:	30 May 2018

Enclosures:
Chairman role profile
Conflicts of Interest Policy
Privacy Notice